UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sono Group N.V.

(Name of Issuer)

Ordinary shares, par value of €0.06 per share

(Title of Class of Securities)

N81409109

(CUSIP Number)

Jona Christians

c/o Sono Group N.V.
Waldmeisterstraße 93
80935 Munich, Germany
+49 (0)89 4520 5818
legal@sonomotors.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N81409109	Schedule 13D	Page 2 of 5

1.	Names of Reporting Persons Jona Christians
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,500,000
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 3,500,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) See Item 5. Although they do not share voting power, as a result of entering into a shareholder commitment letter, Jona Christians may be deemed to be a member of a “group” with Laurin Hahn, who also entered into the shareholder commitment letter and is separately reporting beneficial ownership on Schedule 13D.

(2) The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 108,711,643 shares (being the sum of 105,711,643 ordinary shares and 3,000,000 high voting shares) of the Issuer outstanding as a single class as of June 10, 2024, assuming conversion of all high voting shares into ordinary shares.

CUSIP No. N81409109	Schedule 13D	Page 3 of 5

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by Jona Christians (the “Reporting Person”) on December 19, 2023, as amended by Amendment No. 1 to Schedule 13D filed on March 25, 2024 (the “Schedule 13D”), and relates to the Reporting Person's beneficial ownership of ordinary shares, nominal value €0.06 per share (the “Ordinary Shares”), of Sono Group N.V., a public company with limited liability under Dutch law (naamloze vennootschap) (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

The transfer of the 6,118,749 Ordinary Shares sold to Bambino 255. V V UG (“Transferee 1”) by the Reporting Person pursuant to the Sale and Transfer Agreement between the Reporting Person, Transferee 1, Transferee 2 and the Issuer was reflected in the Issuer’s share register on June 5, 2024.

In addition, the transfer of the 7,187,500 Ordinary Shares sold by Laurin Hahn to Transferee 1 pursuant to the Sale and Transfer Agreement between Mr. Hahn, Transferee 1, Transferee 2 and the Issuer was reflected in the Issuer’s share register on June 5, 2024.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a,b)

The responses of the Reporting Person with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which such Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

As a result of entering into the Shareholder Commitment Letter, the Reporting Person may be deemed to be a member of a “group” pursuant to Section 13(d) of the Exchange Act with Laurin Hahn, who also entered into the Shareholder Commitment Letter and who is separately reporting beneficial ownership of shares of the Issuer on Schedule 13D.

Laurin Hahn owns 3,500,000 Ordinary Shares of the Issuer, representing 3.2% of the Ordinary Shares of the Issuer.

The Reporting Person and Laurin Hahn in the aggregate own 7,000,000 Ordinary Shares. This aggregate amount represents 6.4% of the outstanding Ordinary Shares of the Issuer (see footnote (2) to the table above for an explanation of the calculation).

The information set forth in Items 2, 3 and 4 above is hereby incorporated by reference.

CUSIP No. N81409109	Schedule 13D	Page 4 of 5

See Item 4 of this Schedule 13D for a description of the sale and transfer agreements, pursuant to which the Reporting Person and Laurin Hahn have each agreed to sell and transfer certain of their respective Ordinary Shares to Transferee 1 and Transferee 2 for the benefit of, respectively, the creditors of the Subsidiary and members of the management board of the Issuer.

(c)	Except as set forth in this Schedule 13D, neither the Reporting Person, nor, to the knowledge of the Reporting Person, Laurin Hahn, has effected any transactions with respect to the shares of the Issuer during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

(e)	Not applicable.

CUSIP No. N81409109	Schedule 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024	By:	/s/ Jona Christians
Jona Christians